UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             OVID TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   690466 10 7
          ------------------------------------------------------------
                                 (CUSIP Number)

                                Mr Bruce C. Lenz
                        Wolters Kluwer U.S. Corporation
                          161 N. Clark St., 48th Floor
                             Chicago, IL 60601-3221
                            Telephone (312) 425-7000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of person
                authorized to receive notices and communications)

                                 October 5, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


                       (continued on following pages)

                            (page 1 of 9 pages)

CUSIP No. 690466 10 7               SCHEDULE 13D               Page 2 of 9 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      OTI Acquisition Corp.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      AF
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power                                    0
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power                          5,121,130
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power                               0


                        --------------------------------------------------------
                  10    Shared Dispositive Power                     5,121,130


--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,121,130
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      70.8%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 690466 10 7               SCHEDULE 13D               Page 3 of 9 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Wolters Kluwer U.S. Corporation
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      AF
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power                                    0
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power                          5,121,130
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power                               0


                        --------------------------------------------------------
                  10    Shared Dispositive Power                     5,121,130


--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,121,130
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      70.8%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 690466 10 7               SCHEDULE 13D               Page 4 of 9 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Wolters Kluwer nv
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      BK; WC
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      The Netherlands
--------------------------------------------------------------------------------
                  7     Sole Voting Power                                     0
  Number of
   Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power                           5,121,130
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power                                0


                        --------------------------------------------------------
                  10    Shared Dispositive Power                      5,121,130


--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,121,130
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|

--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      70.8%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 9 Pages


      This Statement is filed filed by OTI Acquisition Corp, (the "Offeror"), Wolters Kluwer U.S. Corporation (the "Parent") and Wolters Kluwer nv ("Wolters Kluwer") with the Securities and Exchange Commission on October 5, 1998.

Item 1. Security and Issuer.

     The name of the issuer is Ovid Technologies, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 333 Seventh Avenue, New York, New York, 10001.

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share, of the Company. The information set forth in the Introduction of the Offer to Purchase, a copy of which is attached hereto as Exhibit A (the "Offer to Purchase"), is incorporated herein by reference.

Item 2. Identity and Background.

     (a)-(c) and (f) This Statement is filed by the Offeror, a Delaware corporation, the Parent, a Delaware corporation, and Wolters Kluwer, a corporation organized under the laws of the Netherlands. The information set forth in the Introduction, Section 9 ("Certain Information Concerning Wolters Kluwer, the Parent and the Offeror") and Schedule I ("Directors and Executive Officers of Wolters Kluwer, the Parent and the Offeror") of the Offer to Purchase is incorporated herein by reference. The address of the principal office of the Parent is c/o Wolters Kluwer United States Inc. 161 North Clark Street, 48th Floor, Chicago, IL 60601.

     (e) and (f) During the last five years, none of Wolters Kluwer, the Parent or the Offeror and, to the best knowledge of the Parent and the Offeror, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

                                                               Page 6 of 9 Pages


Item 4. Purpose of Transaction.

      (a)-(g) and (j) The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

      Pursuant to the Merger Agreement, the Bylaws of the Offeror at the Effective Time shall be the Bylaws of the Surviving Corporation and the officers and directors of the Offeror shall be the initial officers and directors of the Surviving Corporation. The Merger Agreement also provides that the Certificate of Incorporation of the Company at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, however, at the Effective Time, the Board of Directors of the Surviving Corporation may elect to reduce the number of authorized shares. It is also expected that the Parent will cause the dividend policy of the Surviving Corporation to be conformed to that of other indirect wholly-owned subsidiaries of the Parent.

      (h) and (i) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

      Except as described in the Offer to Purchase, the Merger Agreement, or the Option Agreement, Wolters Kluwer does not have any plans or proposals which would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, (v) any material change in the capitalization or the dividend policy of the Company, (vi) any other material change in the Company's corporate structure or business, (vii) changes in the Company's charter, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association,
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or
(x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     The information set forth in the Introduction, Section 9 ("Certain Information Concerning Wolters Kluwer, the Parent and the Offeror"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference. As a result of the Offeror's conditional option to purchase the Shares beneficially owned by the stockholders who are party to the Stock Option and Tender Agreement, dated as of September 29, 1998 (the "Stockholders") with the Offeror, each of Wolters Kluwer, the Parent and the Offeror may be deemed to beneficially own, and have shared voting and disposition power with respect to, an aggregate of 5,121,130 Shares (representing approximately 70.8% of the Shares outstanding on September 29, 1998 options to purchase Shares beneficially owned by such Stockholders or 63% of the Shares outstanding on September 29, 1998, on a fully diluted basis.) However, each of Wolters Kluwer, the Parent and the Offeror have disclaimed beneficial ownership to such shares, and this statement shall not be construed as an admission that any of Wolters Kluwer, the Parent or the Offerer are the beneficial owners of any securities covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     The information set forth in the Introduction, Section 9 ("Certain Information Concerning Wolters Kluwer, the Parent and the Offeror"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("The Merger Agreement, the Option Agreement, and the Guarantee") of the Offer to Purchase is incorporated herein by reference.

                                                               Page 7 of 9 Pages


Item 7. Material to be Filed as Exhibits.

Exhibit A     Form of Offer to Purchase dated October 5, 1998.

Exhibit B     Agreement and Plan of Merger, dated as of September 29, 1998, among the Parent, the Offeror and the Company.

Exhibit C     Stock Option and Tender Agreement, dated as of September 29, 1998, by and among the Offeror, the Parent and the Stockholders set forth therein.

Exhibit D     Letter, dated September 29, 1998, from Wolters Kluwer to the
              Company.

Exhibit E     Exclusivity Agreement, effective as of September 22, 1998, between the Parent and the Company.

                                                               Page 8 of 9 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 1998                  OTI ACQUISITION CORP.


                                 By: /s/ Bruce C. Lenz
                                    ------------------------------
                                    Name: Bruce C. Lenz
                                    Title: President


                                 WOLTERS KLUWER U.S. CORPORATION


                                 By: /s/ Peter W. van Wel
                                    ------------------------------
                                     Name: Peter W. van Wel
                                     Title: President and CEO

                                 WOLTERS KLUWER nv


                                 By: /s/ Peter W. van Wel
                                    ------------------------------
                                    Name: Peter W. van Wel
                                    Title: Member, Executive Board

                                                               Page 9 of 9 Pages


                                 EXHIBIT INDEX

Exhibit No.                             Description
-----------   ------------------------------------------------------------------
Exhibit A     Form of Offer to Purchase dated October 5, 1998.

Exhibit B     Agreement and Plan of Merger, dated as of September 29, 1998, among the Parent, the Offeror and the Company.

Exhibit C     Stock Option and Tender Agreement, dated as of September 29, 1998, by and among the Offeror, the Parent and the Stockholders set forth therein.

Exhibit D     Letter, dated September 29, 1998, from Wolters Kluwer to the
              Company.

Exhibit E     Exclusivity Agreement, effective as of September 22, 1998, between the Parent and the Company.